Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

December 11, 2017

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Melissa Raminpour Branch Chief Office of Transportation and Leisure

Re:	Scorpio Bulkers Inc. Form 20-F for Fiscal Year Ended December 31, 2016 File No. 001-36231

Dear Ms. Raminpour:
On behalf of Scorpio Bulkers Inc. (the "Company"), we submit this response to your letter dated November 27, 2017, in which the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2016 (the "2016 Form 20-F").  The Company's responses, together with the Staff's comments, are set forth below.
Form 20-F for Fiscal Year Ended December 31, 2016
Operating and Financial Review and Prospects
Results for the year ended December 31, 2016 and prior, page 52
1.
Please expand your disclosures to quantify the factors that contribute to each significant change in income statement line item.  For example, please quantify the increases in revenue, by dollar amount and percentage, attributed to the number of vessels in fleet, vs. fluctuations in rates.  Provide us with a sample of the revised disclosure for all periods presented in Form 20-F for the year ended December 31, 2016, as well as for all subsequent quarters for which information is available.

In response to the Staff's comment, enclosed hereto as Exhibit A is a draft of the Company's revised disclosure with respect to its Operating and Financial Review and Prospects included in the 2016 Form 20-F to quantify the factors that contribute to each significant change in income statement line item for all periods presented therein. In addition, enclosed hereto as Exhibit B is a draft of the Company's revised disclosure with respect to the first quarter of 2017, second quarter of 2017, and third quarter of 2017.
The Company plans to provide this disclosure in future filings with the Commission.
2.
Please revise your discussion of results of operations to clearly explain the reasons for changes in results of operations for each segment disclosed in Note 14 to the financial statements.  This discussion should at a minimum, include the reasons for the changes in revenue and segment profit(loss) for each segment, as well as any other significant changes during the period.

In response to the Staff's comment, enclosed hereto as Exhibit A (included within the Company's response to Comment #1) is a draft of the Company's revised disclosure with respect to the Company's Results of Operations included in the 2016 Form 20-F to explain the reasons for changes in the Company's Results of Operations for each of its operating segments. The Company plans to provide this disclosure in future filings with the Commission.
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265 or Filana R. Silberberg, Esq. at (212) 574-1308.
Very truly yours,

/s/ Edward S. Horton
Edward S. Horton, Esq.

Exhibit A
Commencing on January 1, 2016, we operate in the following two segments:
•	Ultramax Operations: includes vessels ranging from approximately 60,200 dwt to 64,000 dwt.
•	Kamsarmax Operations: includes vessels ranging from approximately 77,500 dwt to 98,700 dwt.
Prior to January 1, 2016, we operated in three segments: Ultramax Operations, Kamsarmax Operations, and Capesize Operations. The Capesize Operations segment included vessels of approximately 180,000 dwt. We sold (or agreed to sell) all of our Capesize vessels and Capesize newbuilding vessels by the end of 2015.
Certain of the corporate general and administrative and financial expenses incurred by us are not attributable to any specific segment. Accordingly, these costs are not allocated to any of our segments and are included in the results below as "Corporate."
Results for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015
Ultramax Operations
TCE Revenue:	Year Ended December 31,
	2016	2015	Change	% Change
Vessel revenue	$46,717	$26,771	$19,946	75
Voyage expenses	36	176	(140)	(80)
TCE Revenue	$46,681	$26,595	$20,086	76
Operating expenses:
Vessel operating costs	41,749	14,297	27,452	192
Charterhire expense	5,033	21,880	(16,847)	(77)
Charterhire termination	7,500	—	7,500	NA
Vessel depreciation	22,040	6,104	15,936	261
General and administrative expense	2,725	713	2,012	282
Loss / write down on assets held for sale	(130)	5,622	(5,752)	(102)
Total operating expenses	$78,917	$48,616	$30,301	62
Operating loss	$(32,236)	$(22,021)	$(10,215)	(46)
Vessel revenue for our Ultramax Operations increased significantly to $46.7 million in 2016 from $26.8 million in 2015 due to the increase in revenue days associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) was $46.7 million for 2016 and was associated with a day-weighted average of 22 vessels owned and one vessel time chartered-in, compared to $26.6 million for the prior year, which was associated with a day-weighted average of seven vessels owned and five vessels time chartered-in. TCE revenue per day was $5,896 and $6,839 for 2016 and 2015, respectively.  The decrease in TCE revenue per day was due to the depressed market in which we operated for most of the year. Overall TCE revenues increased versus the prior year despite the lower rates due to the increase in revenue days associated with the growth of our fleet.
	Year Ended December 31,
Ultramax Operations	2016	2015	Change	% Change
TCE Revenue	$46,681	$26,595	$20,086	76
TCE Revenue / Day	$5,896	$6,839	$(943)	(14)
Revenue Days	7,917	3,889	4,028	104

1

Our Ultramax Operations vessel operating costs were $41.7 million, including approximately $2.0 million of takeover costs associated with new deliveries and $1.2 million of other non-operating expenses and related to 22 vessels owned, on average during the period.  Vessel operating costs for the prior year were $14.3 million and related to seven vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for 2016 were $5,063.
Charterhire expense for our Ultramax Operations decreased to $5.0 million in 2016 from $21.9 million in the prior year reflecting the reduction in the number of vessels time chartered-in. During 2016, we recorded a $7.5 million charge to terminate three time charter-in contracts. Terminating these contracts reduced our cash outflow and had a positive impact on our future operating results as the contracts were at above current market rates.
Ultramax Operations depreciation increased to $22.0 million in 2016 from $6.1 million in the prior year reflecting the increase in our weighted average vessels owned to 22 from seven.
General and administrative expense for our Ultramax Operations was $2.7 million for 2016 and $0.7 million for 2015.  The increase is due to an increase in commercial management fees, reflecting the growth of our fleet.
During 2016, we recorded a reversal of loss/write off of vessels and assets held for sale related to Ultramax vessels held for sale at December 31, 2015, including accrual adjustments and other cost true ups. The loss recorded in 2015 was associated with writing down vessels and construction contracts that were sold or classified as held for sale during 2015.
Kamsarmax Operations
	Year Ended December
TCE Revenue:	2016	2015	Change	% Change
Vessel revenue	$31,685	$26,712	$4,973	19
Voyage expenses	(81)	331	(412)	(124)
TCE Revenue	$31,766	$26,381	$5,385	20
Operating expenses:
Vessel operating costs	27,083	9,986	17,097	171
Charterhire expense	12,323	29,509	(17,186)	(58)
Charterhire termination	2,500	—	2,500	NA
Vessel depreciation	14,522	4,536	9,986	220
General and administrative expense	1,718	498	1,220	245
Loss / write down on assets held for sale	11,557	8,997	2,560	28
Total operating expenses	$69,703	$53,526	$16,177	30
Operating loss	$(37,937)	$(27,145)	$(10,792)	(40)

2

Vessel revenue for our Kamsarmax Operations increased to $31.7 million in 2016 from $26.8 million in 2015 due to the increase in revenue days associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) was $31.8 million for 2016 and was associated with a day-weighted average of 14 vessels owned and two vessel time chartered-in, compared to $26.4 million for the prior year, which was associated with a day-weighted average of five vessels owned and seven vessels time chartered-in. TCE revenue per day was $5,639 and $6,660 for 2016 and 2015, respectively.  The decrease in TCE revenue per day was due to the depressed market in which we operated for most of the year. Overall TCE revenues increased versus the prior year despite the lower rates due to the increase in revenue days associated with the growth of our fleet.
	Year Ended December 31,
Kamsarmax Operations	2016	2015	Change	% Change
TCE Revenue	$31,766	$26,381	$5,385	20
TCE Revenue / Day	$5,639	$6,660	$(1,021)	(15)
Revenue Days	5,633	3,961	1,672	42

Kamsarmax Operations vessel operating costs were $27.1 million, including approximately $0.8 million of takeover costs associated with new deliveries and $1.0 million of other non-operating expenses and related to 14 vessels owned, on average during the period.  Vessel operating costs for the prior year were $10.0 million and related to five vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for 2016 were $5,236.
Charterhire expense for our Kamsarmax Operations decreased to $12.3 million in 2016 from $29.5 million in the prior year reflecting the reduction in the number of vessels time chartered-in. During 2016, we recorded a $2.5 million charge to terminate a time charter-in contract. Terminating this contract reduced our cash outflow and had a positive impact on our future operating results as the contract was at above current market rates. As of December 31, 2016, we had two remaining time chartered-in vessels.  Of these two time chartered-in vessels, one was redelivered in the first quarter of 2017, and the other was redelivered during the third quarter of 2017.
Kamsarmax Operations depreciation increased to $14.5 million in 2016 from $4.5 million in the prior year reflecting the increase in our weighted average vessels owned to 14 from five.
General and administrative expense for our Kamsarmax Operations was $1.7 million for 2016 and $0.5 million for 2015.  The increase is due to an increase in commercial management fees, reflecting the growth of our fleet.
During 2016, we recorded a loss/write off of vessels and assets held for sale of $11.6 million, which primarily related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier and additional expenses related to vessels held for sale at December 31, 2015, including accrual adjustments and other cost true ups. The loss recorded in the prior year was associated with writing down vessels and construction contracts that were sold or classified as held for sale during 2015, as well as incremental write-downs of certain construction contracts that were classified as held for sale at December 31, 2014.
3

Capesize Operations
	Year Ended December 31,
TCE Revenue:	2016	2015	Change	% Change

Vessel revenue	$—	$9,038	$(9,038)	(100)
Voyage expenses	—	280	(280)	(100)
TCE Revenue	$—	$8,758	$8,758	(100)
Operating expenses:
Vessel operating costs	—	5,089	(5,089)	(100)
Vessel depreciation	—	3,623	(3,623)	(100)
General and administrative expense	380	275	105	38
Loss / write down on assets held for sale	1,006	408,318	(407,312)	(100)
Total operating expenses	$1,386	$417,305	$(415,919)	(100)
Operating loss	$(1,386)	$(408,547)	$407,161	100

Prior to 2016, the Company was organized into three operating segments: Ultramax, Kamsarmax and Capesize, which included vessels of approximately 180,000 DWT.  However, we sold (or agreed to sell) all of our Capesize vessels and Capesize newbuilding vessels by the end of 2015.
Corporate
Certain of the corporate general and administrative expenses we incurred and all of our financial expenses are not attributable to any specific segment.  Accordingly, these costs are not allocated to any of  our segments.  These general and administrative decreased $4.7 million from $33.9 million to $29.2 million, primarily due to a decrease in restricted stock amortization as prior year grants, with higher fair values than current grants, vested and were fully expensed as well as the reversal of expense related to canceled awards.

4

Results for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014
Ultramax Operations
TCE Revenue:	Year Ended December 31,
	2015	2014	Change	% Change
Vessel revenue	$26,771	$10,217	$16,554	162
Voyage expenses	176	74	102	138
TCE Revenue	$26,595	$10,143	$16,452	162
Operating expenses:
Vessel operating costs	14,297	—	14,297	NA
Charterhire expense	21,880	15,305	6,575	43
Vessel depreciation	6,104	—	6,104	NA
General and administrative expense	713	26	687	2,642
Loss / write down on assets held for sale	5,622	—	5,622	NA
Total operating expenses	$48,616	$15,331	$33,285	217
Operating loss	$(22,021)	$(5,188)	$(16,833)	(324)
Vessel revenue for our Ultramax Operations increased dramatically to $26.8 million in 2015 from $10.2 million in 2014 despite a decrease in rates due to the increase in revenue days associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) was $26.6 million for 2015 and was associated with a day-weighted average of seven vessels owned and five vessel time chartered-in, compared to $10.1 million for the prior year, which was associated with a day-weighted average of three vessels time chartered-in. TCE revenue per day was $6,839 and $8,599 for 2015 and 2014, respectively.  While we consistently outperformed the market as compared to the BDI, the decrease in TCE revenue per day was due to the weakness in the drybulk market across all vessel classes, as reflected by the BDI which hit then record lows in 2015.  The increase in TCE revenue during 2015 compared to the prior year was attributable to the increase in the number of revenue days associated with the increase in vessels.
	Year Ended December 31,
Ultramax Operations	2015	2014	Change	% Change
TCE Revenue	$26,595	$10,143	$16,452	162
TCE Revenue / Day	$6,839	$8,599	$(1,760)	(20)
Revenue Days	3,889	1,180	2,709	230

5

Our Ultramax Operations vessel operating costs were $14.3 million in 2015 and related to an average of seven vessels owned.  In 2014, we did not own any Ultramax vessels.
Charterhire expense for our Ultramax Operations increased to $21.9 million in 2015 from $15.3 million in the prior year reflecting the increase in the number of vessels time chartered-in from three to five on average.
Ultramax Operations depreciation increased to $6.1 million in 2015 from the prior year reflecting delivery of newbuilding Ultramax vessels from the shipyards in which they were built during the year.
General and administrative expense for our Ultramax Operations was $0.7 million for 2015 and less than $0.1 million for 2014.  The increase is due to an increase in commercial management fees, reflecting the growth of our fleet.
The loss recorded in 2015 was associated with writing down vessels and construction contracts that were sold or classified as held for sale during 2015.
Kamsarmax Operations
TCE Revenue:	Year Ended December 31,
	2015	2014	Change	% Change
Vessel revenue	$26,712	$38,770	$(12,058)	(31)
Voyage expenses	331	3,653	(3,322)	(91)
TCE Revenue	$26,381	$35,117	$(8,736)	(25)
Operating expenses:
Vessel operating costs	9,986	1,600	8,386	524
Charterhire expense	29,509	57,909	(28,400)	(49)
Vessel depreciation	4,536	686	3,850	561
General and administrative expense	498	103	395	383
Loss / write down on assets held for sale	8,997	2,934	6,063	207
Total operating expenses	$53,526	$63,232	$(9,706)	(15)
Operating loss	$(27,145)	$(28,115)	$970	(3)
Vessel revenue for our Kamsarmax Operations decreased to $26.7 million in 2015 from $38.8 million in 2014 due to the decrease in both rates and revenue days.
TCE revenue (see Non-GAAP Financial Measures) was $26.4 million for 2015 and was associated with a day-weighted average of five vessels owned and seven vessel time chartered-in, compared to $35.1 million for the prior year, which was associated with a day-weighted average of one vessels owned and 13 vessels time chartered-in. TCE revenue per day was $6,660 and $7,757 for 2015 and 2014, respectively.  The decrease in TCE revenue per day was due to the weakness in the drybulk market across all vessel classes, as reflected by the BDI which hit then record lows in 2015.
6

	Year Ended December 31,
Kamsarmax Operations	2015	2014	Change	% Change
TCE Revenue	$26,381	$35,117	$(8,736)	(25)
TCE Revenue / Day	$6,660	$7,757	$(1,097)	(14)
Revenue Days	3,961	4,527	(566)	(13)

Kamsarmax Operations vessel operating costs for the prior year were $10.0 million and related to five vessels owned, on average during the period. Vessel operating costs for the year ended 2014 were $1.6 million related to two owned vessels.  Vessel operating costs include expenses incurred upon the delivery of a vessel (takeover costs), which include the crew's travel costs to the shipyard and training.
Charterhire expense for our Kamsarmax Operations decreased to $29.5 million in 2015 from $57.9 million in the prior year reflecting the reduction in the number of vessels time chartered-in from 13 to seven on average.
Kamsarmax Operations depreciation increased to $4.5 million in 2015 from $0.7 million in the prior year reflecting the increase in our weighted average vessels owned to five from a total of two owned at December 31, 2014.
General and administrative expense for our Kamsarmax Operations was $0.5 million for 2015 and $0.1 million for 2014.  The increase is due to an increase in commercial management fees, reflecting the growth of our fleet.
During 2015, we recorded a loss/write off of vessels and assets held for sale was associated with writing down vessels and construction contracts that were sold or classified as held for sale during 2015, as well as incremental write-downs of certain construction contracts that were classified as held for sale at December 31, 2014.
7

Capesize Operations
TCE Revenue:	Year Ended December 31,
	2015	2014	Change	% Change
Vessel revenue	$9,038	$—	$9,038	N/A
Voyage expenses	280	—	280	N/A
TCE Revenue	$8,758	$—	$8,758	N/A
Operating expenses:
Vessel operating costs	5,089	—	5,089	N/A
Vessel depreciation	3,623	—	3,623	N/A
General and administrative expense	275	39	236	605
Loss / write down on assets held for sale	408,318	52,553	355,765	677
Total operating expenses	$417,305	$52,592	$364,713	693
Operating loss	$(408,547)	$(52,592)	$(355,955)	(677)

During 2015, we sold (or agreed to sell) all of our Capesize vessels and Capesize newbuilding vessels and as such recorded a loss of $408.3 million associated with writing down the vessels and construction contracts that we sold or classified as held for sale during 2015.  In addition, we recorded incremental write downs of certain construction contracts for vessels that were classified as held for sale at December 31, 2014.  During 2014 we recorded a loss of $52.6 million associated with writing down construction contracts for vessels that were classified as held for sale at December 31, 2014.
Corporate
Certain of the corporate general and administrative expenses we incurred and all of our financial expenses are not attributable to any specific segment.  Accordingly, these costs are not allocated to any of  our segments.  These general and administrative increased $2.3 million to $33.9 million from $31.6 million, primarily due to an increase in restricted stock amortization.
We also recorded financial expense, net of $19.5 million, which consisted primarily of a $16.1 million loss associated with writing off a portion of deferred financing costs accumulated on five credit facilities for which the commitments were reduced pursuant to the removal from the facility of certain vessels that have been classified as held for sale.  In addition, during 2015, we recorded interest expense of $1.0 million.  During 2014, we incurred no write offs and all of our interest expense was capitalized.

8

Exhibit B

Results for the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016
Ultramax Operations
	Three Months Ended March 31,
TCE Revenue:	2017	2016	Change	% Change
Vessel revenue	$19,760	$5,906	$13,854	235
Voyage expenses	49	87	(38)	(44)
TCE Revenue	$19,711	$5,819	$13,892	239
Operating expenses:
Vessel operating costs	12,145	8,789	3,356	38
Charterhire expense	10	4,176	(4,166)	(100)
Charterhire termination	—	7,500	(7,500)	(100)
Vessel depreciation	7,023	4,162	2,861	69
General and administrative expense	839	470	369	79
Loss / write down on assets held for sale	—	(130)	130	100
Total operating expenses	$20,017	$24,967	$(4,950)	(20)
Operating loss	$(306)	$(19,148)	$18,842	98
Vessel revenue for our Ultramax Operations increased to $19.8 million in the three months ended March 31, 2017 from $5.9 million in the three months ended March 31, 2016 due to significant increases in both rates and revenue days.  The latter of which is associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) was $19.7 million for the three months ended March 31, 2017 and was associated with a day-weighted average of 28 vessels owned, compared to $5.9 million for the prior year, which was associated with a day-weighted average of 18 vessels owned and four vessels time chartered-in. TCE revenue per day was $8,230 and $3,462 for the three months ended March 31, 2017 and 2016, respectively. TCE rates increased significantly compared to the all-time lows experienced in the first quarter of 2016.  The increase in rates is attributable to increased worldwide demand across all bulk sectors, regions and commodities, as well as a diminishing supply side as fewer vessels are now on order. Overall TCE revenue increased significantly versus the prior year period due to the increase in rates combined with the increase in revenue days associated with the growth of our fleet.
	Three Months Ended March 31,
Ultramax Operations	2017	2016	Change	% Change
TCE Revenue	$19,711	$5,819	$13,892	239
TCE Revenue / Day	$8,230	$3,462	$4,768	138
Revenue Days	2,395	1,681	714	42
Our Ultramax Operations vessel operating costs were $12.1 million, including approximately $0.2 million of takeover costs associated with new deliveries and $0.2 million of other non-operating expenses and related to 28 vessels owned, on average during the period.  Vessel operating costs for the prior year were $8.8 million and related to 18 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for the three months ended March 31, 2017 were $4,929.
Charterhire expense for our Ultramax Operations decreased to less than $0.1 million in the three months ended March 31, 2017 from $4.2 million in the prior year reflecting the elimination of vessels time chartered-in. During the three months ended March 31, 2016, we recorded a $7.5 million charge to terminate three time charter-in contracts.

Ultramax Operations depreciation increased to $7.0 million in the three months ended March 31, 2017 from $4.2 million in the prior year reflecting the increase in our weighted average vessels owned to 28 from 18.
General and administrative expense for our Ultramax Operations was $0.8 million for the three months ended March 31, 2017 and $0.5 million for the three months ended March 31, 2016.  The increase is due to an increase in commercial management fees, reflecting the growth of our fleet.
During the three months ended March 31, 2016, we recorded a reversal of loss/write off of vessels and assets held for sale related to Ultramax vessels held for sale at December 31, 2015, including accrual adjustments and other cost true ups.
Kamsarmax Operations
	Three Months Ended March 31,
TCE Revenue:	2017	2016	Change	% Change
Vessel revenue	$14,968	$4,338	$10,630	245
Voyage expenses	68	(22)	90	409
TCE Revenue	$14,900	$4,360	$10,540	242
Operating expenses:
Vessel operating costs	9,661	6,526	3,135	48
Charterhire expense	1,961	4,368	(2,407)	(55)
Charterhire termination	—	2,500	(2,500)	(100)
Vessel depreciation	4,559	3,130	1,429	46
General and administrative expense	536	343	193	56
Loss / write down on assets held for sale	17,131	11,557	5,574	48
Total operating expenses	$33,848	$28,424	$5,424	19
Operating loss	$(18,948)	$(24,064)	$5,116	(21)
Vessel revenue for our Kamsarmax Operations increased to $15.0 million in the three months ended March 31, 2017 from $4.3 million in the three months ended March 31, 2016 due to significant increases in rates.
TCE revenue (see Non-GAAP Financial Measures) was $14.9 million for the three months ended March 31, 2017 and was associated with a day-weighted average of 19 vessels owned and one vessel time chartered-in, compared to $4.4 million for the prior year, which was associated with a day-weighted average of 13 vessels owned and three vessels time chartered-in. TCE revenue per day was $9,164 and $3,331 for the three months ended March 31, 2017 and 2016, respectively.  TCE rates increased significantly compared to the all-time lows experienced in the first quarter of 2016.  The increase in rates is attributable to increased worldwide demand across all bulk sectors, regions and commodities, as well as a diminishing supply side as fewer vessels are now on order. Overall TCE revenue increased significantly versus the prior year period due to the increase in rates combined with the increase in revenue days associated with the growth of our fleet.

	Three Months Ended March 31,
Kamsarmax Operations	2017	2016	Change	% Change
TCE Revenue	$14,900	$4,360	$10,540	242
TCE Revenue / Day	$9,164	$3,331	$5,833	175
Revenue Days	1,626	1,309	317	24
Kamsarmax Operations vessel operating costs were $9.7 million, including approximately $0.9 million of takeover costs associated with new deliveries and $0.7 million of other non-operating expenses and related to 19 vessels owned, on average during the period.  Vessel operating costs for the prior year were $6.5 million and related to 13 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for the three months ended March 31, 2017 were $5,207.
Charterhire expense for our Kamsarmax Operations decreased to $2.0 million in the three months ended March 31, 2017 from $4.4 million in the prior year reflecting the reduction in the number of vessels time chartered-in from three to one. During the three months ended March 31, 2016, we recorded a $2.5 million charge to terminate one time charter-in contract. As of March 31, 2017, we had one remaining time chartered-in vessel which was redelivered during the third quarter of 2017.
Kamsarmax Operations depreciation increased to $4.6 million in the three months ended March 31, 2017 from $3.1 million in the prior year reflecting the increase in our weighted average vessels owned to 19 from 13.
General and administrative expense for our Kamsarmax Operations was $0.5 million and $0.3 million for the three months ended March 31, 2017 and 2016, respectively.  The increase is due to an increase in commercial management fees, reflecting the growth of our fleet.
During the first quarter of 2017, we recorded a write down on assets held for sale of $17.1 million related to the sale of two Kamsarmax vessels to an unaffiliated third party.  During the first quarter of 2016, the Company recorded a write down of vessels and assets held for sale of $11.6 million related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier.
Corporate
Certain of the corporate general and administrative expenses we incurred and all of our financial expenses are not attributable to any specific segment.  Accordingly, these costs are not allocated to any of our segments.  These general and administrative decreased $0.6 million from $6.9 million to $6.4 million, primarily due to a decrease in restricted stock amortization as prior year grants, with higher fair values than current grants, vested and were fully expensed.
During the first quarters of 2017 and 2016, we wrote off $0.5 million and $2.5 million, respectively, of deferred financing costs accumulated on credit facilities for which the related vessels were sold or the commitments were otherwise reduced.

Results for the Three Months Ended June 30, 2017 Compared to the Three Months Ended June 30, 2016
Ultramax Operations
	Three Months Ended June 30,
	2017	2016	Change	% Change
TCE Revenue:
Vessel revenue	$21,285	$9,713	$11,572	119
Voyage expenses	17	(1)	18	1,800
TCE Revenue	$21,268	$9,714	$11,554	119

Operating expenses:
Vessel operating costs	12,445	9,099	3,346	37
Charterhire expense	—	871	(871)	(100)
Vessel depreciation	7,437	4,953	2,484	50
General and administrative expense	826	554	272	49
Total operating expenses	$20,708	$15,477	$5,231	34
Operating loss	$560	$(5,763)	$6,323	110

Vessel revenue for our Ultramax Operations increased to $21.3 million in the three months ended June 30, 2017 from $9.7 million in the three months ended June 30, 2016 due to significant increases in both rates and revenue days.
TCE revenue (see Non-GAAP Financial Measures) was $21.3 million for the three months ended June 30, 2017 and was associated with a day-weighted average of 28 vessels owned, compared to $9.7 million for the prior year, which was associated with a day-weighted average of 20 vessels owned and one vessel time chartered-in. TCE revenue per day was $8,360 and $5,335 for the three months ended June 30, 2017 and 2016, respectively. While TCE rates continued the sequential quarter on quarter growth, rates somewhat stabilized in the second quarter of 2017 as demand for commodities slowed due to China increasing domestic coal and iron ore production. Overall TCE revenue increased significantly versus the prior year period due to the increase in rates combined with the increase in revenue days associated with the growth of our fleet.
	Three Months Ended June 30,
Ultramax Operations	2017	2016	Change	% Change
TCE Revenue	$21,268	$9,715	$11,553	119
TCE Revenue / Day	$8,360	$5,335	$3,025	57
Revenue Days	2,544	1,821	723	40

Our Ultramax Operations vessel operating costs were $12.4 million, including approximately $0.2 million of other non-operating expenses and related to 28 vessels owned, on average during the period.  Vessel operating costs for the prior year were $9.1 million and related to 20 vessels owned, on average during the period. Daily operating costs excluding other non-operating expenses for the three months ended June 30, 2017 were $4,772.
Charterhire expense for our Ultramax Operations decreased $0.9 million from the three months ended June 30, 2016 reflecting the elimination of vessels time chartered-in.

Ultramax Operations depreciation increased to $7.4 million in the three months ended June 30, 2017 from $5.0 million in the prior year reflecting the increase in our weighted average vessels owned to 28 from 20.
General and administrative expense for our Ultramax Operations was $0.8 million for the three months ended June 30, 2017 and $0.6 million for the three months ended June 30, 2016.  The increase is due to an increase in commercial management fees, reflecting the growth of our fleet.
Kamsarmax Operation
	Three Months Ended June 30,
TCE Revenue:	2017	2016	Change	% Change
Vessel revenue	$16,457	$7,661	$8,796	115
Voyage expenses	145	3	142	4,733
TCE Revenue	$16,312	$7,658	$8,654	113
Operating expenses:
Vessel operating costs	8,831	6,529	2,302	35
Charterhire expense	1,675	2,760	(1,085)	(39)
Vessel depreciation	4,580	3,765	815	22
General and administrative expense	542	389	153	39
Total operating expenses	$15,628	$13,443	$2,185	16
Operating loss	$684	$(5,785)	$6,469	112

Vessel revenue for our Kamsarmax Operations increased to $16.5 million in the three months ended June 30, 2017 from $7.7 million in the three months ended June 30, 2016 due to significant increases in rates.
TCE revenue (see Non-GAAP Financial Measures) was $16.3 million for the three months ended June 30, 2017 and was associated with a day-weighted average of 19 vessels owned and one vessel time chartered-in, compared to $7.7 million for the prior year, which was associated with a day-weighted average of 14 vessels owned and two vessels time chartered-in. TCE revenue per day was $9,273 and $5,263 for the three months ended June 30, 2017 and 2016, respectively.   Increased worldwide demand across all bulk sectors, regions and commodities, as well as a reduction in supply caused rates to increase compared to the prior year period.  Overall TCE revenue increased significantly versus the prior year period due to the increase in rates combined with the increase in revenue days associated with the growth of our fleet. While TCE rates continued the sequential quarter on quarter growth, rates somewhat stabilized in the second quarter of 2017 as demand for commodities slowed due to China increasing domestic coal and iron ore production.
	Three Months Ended June 30,
Kamsarmax Operations	2017	2016	Change	% Change
TCE Revenue	$16,312	$7,657	$8,655	113
TCE Revenue / Day	$9,273	$5.263	$4,011	76
Revenue Days	1,759	1,455	304	21

Kamsarmax Operations vessel operating costs were $8.8 million, including approximately $0.1 million of takeover costs associated with new deliveries and $0.2 million of other non-operating expenses and related to 20 vessels owned, on average during the period.  Vessel operating costs for the prior year were $6.5 million and related to 14 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for the three months ended June 30, 2017 were $4,989.
Charterhire expense for our Kamsarmax Operations decreased to $1.7 million in the three months ended June 30, 2017 from $2.8 million in the prior year reflecting the reduction in the number of vessels time chartered-in from three to one. As of June 30, 2017, we had one remaining time chartered-in vessel which was redelivered during the third quarter of 2017.
Kamsarmax Operations depreciation increased to $4.6 million in the three months ended June 30, 2017 from $3.8 million in the prior year reflecting the increase in our weighted average vessels owned to 20 from 14.
General and administrative expense for our Kamsarmax Operations was $0.5 million and $0.4 million for the three months ended June 30, 2017 and 2016, respectively.  The increase is due to an increase in commercial management fees, reflecting the growth of our fleet.
Corporate
Certain of the corporate general and administrative expenses we incurred and all of our financial expenses are not attributable to any specific segment.  Accordingly, these costs are not allocated to any of our segments.  These general and administrative decreased $1.2 million from $7.3 million to $6.2 million, primarily due to a decrease in restricted stock amortization as prior year grants, with higher fair values than current grants, vested and were fully expensed.

Results for the Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016
Ultramax Operations

	Six Months Ended June 30,
TCE Revenue:	2017	2016	Change	% Change
Vessel revenue	$41,045	$15,619	$25,426	163
Voyage expenses	66	86	(20)	(23)
TCE Revenue	$40,979	$15,533	$25,446	164
Operating expenses:
Vessel operating costs	24,589	17,888	6,701	37
Charterhire expense	10	5,047	(5,037)	(100)
Charterhire termination	—	7,500	(7,500)	(100)
Vessel depreciation	14,460	9,116	5,344	59
General and administrative expense	1,665	1,023	642	63
Loss / write down on assets held for sale	—	(130)	130	(100)
Total operating expenses	$40,724	$40,444	$280	1
Operating loss	$255	$(24,911)	$25,166	101

Vessel revenue for our Ultramax Operations increased to $41.0 million in the six months ended June 30, 2017 from $15.6 million in the six months ended June 30, 2016 reflecting the significant increases in both rates and revenue days.
TCE revenue (see Non-GAAP Financial Measures) was $41.0 million for the six months ended June 30, 2017 and was associated with a day-weighted average of 28 vessels owned, compared to $15.5 million for the prior year, which was associated with a day-weighted average of 19 vessels owned and two vessels time chartered-in. TCE revenue per day was $8,297 and $4,434 for the six months ended June 30, 2017 and 2016, respectively.  TCE revenue increased significantly versus the prior year due to the increase in rates, attributable to increased worldwide demand across all bulk sectors, regions and commodities, as well as a reduction in supply as fewer vessels are now on order, combined with the increase in revenue days associated with the growth of our fleet.
	Six Months Ended June 30,
Ultramax Operations	2017	2016	Change	% Change
TCE Revenue	$40,979	$15,533	$25,446	164
TCE Revenue / Day	$8,297	$4,434	$3,863	87
Revenue Days	4,939	3,503	1,436	41

Our Ultramax Operations vessel operating costs were $24.6 million, including approximately $0.2 million of takeover costs associated with new deliveries and $0.4 million of other non-operating expenses and related to 28 vessels owned, on average during the period.  Vessel operating costs for the prior year were $17.9 million and related to 19 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for the six months ended June 30, 2017 were $4,848.
Charterhire expense for our Ultramax Operations decreased to less than $0.1 million from the six months ended June 30, 2016 reflecting the elimination of vessels time chartered-in. During the six months ended March 31, 2016, we recorded a $7.5 million charge to terminate three time charter-in contracts.

Ultramax Operations depreciation increased to $14.5 million in the six months ended June 30, 2017 from $9.1 million in the prior year reflecting the increase in our weighted average vessels owned to 28 from 19.
General and administrative expense for our Ultramax Operations was $1.7 million for the six months ended June 30, 2017 and $1.0 million for the six months ended June 30, 2016.  The increase is due to an increase in commercial management fees, reflecting the growth of our fleet.
During the six months ended June 30, 2016, we recorded a reversal of loss/write off of vessels and assets held for sale related to Ultramax vessels held for sale at December 31, 2015, including accrual adjustments and other cost true ups.
Kamsarmax Operations
	Six Months Ended June 30,
TCE Revenue:	2017	2016	Change	% Change
Vessel revenue	$31,425	$11,999	$19,426	162
Voyage expenses	213	(19)	232	1,221
TCE Revenue	$31,212	$12,018	$19,194	160
Operating expenses:
Vessel operating costs	18,395	13,055	5,340	41
Charterhire expense	3,636	7,128	(3,492)	(49)
Charterhire termination	—	2,500	(2,500)	(100)
Vessel depreciation	9,139	6,895	2,244	33
General and administrative expense	1,078	732	346	47
Loss / write down on assets held for sale	17,131	11,557	5,574	48
Total operating expenses	$49,379	$41,867	$7,512	18
Operating loss	$(18,167)	$(29,849)	$11,682	39

Vessel revenue for our Kamsarmax Operations increased to $31.4 million in the six months ended June 30, 2017 from $12.0 million in the six months ended June 30, 2016 due to significant increases in rates.
TCE revenue (see Non-GAAP Financial Measures) was $31.2 million for the six months ended June 30, 2017 and was associated with a day-weighted average of 19 vessels owned and one vessel time chartered-in, compared to $12.0 million for the prior year, which was associated with a day-weighted average of 14 vessels owned and three vessels time chartered-in. TCE revenue per day was $9,221 and $4,348 for the six months ended June 30, 2017 and 2016, respectively.  TCE revenue increased significantly versus the prior year due to the increase in rates, attributable to increased worldwide demand across all bulk sectors, regions and commodities, as well as a reduction in supply as fewer vessels are now on order, combined with the increase in revenue days associated with the growth of our fleet.
	Six Months Ended June 30,
Kamsarmax Operations	2017	2016	Change	% Change
TCE Revenue	$31,212	$12,018	$19,194	160
TCE Revenue / Day	$9,221	$4,348	$4,873	112
Revenue Days	3,385	2,764	621	22

Kamsarmax Operations vessel operating costs were $18.4 million, including approximately $1.0 million of takeover costs associated with new deliveries and $0.9 million of other non-operating expenses and related to 19 vessels owned, on average during the period.  Vessel operating costs for the prior year were $13.1 million and related to 14 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for the six months ended June 30, 2017 were $5,092.
Charterhire expense for our Kamsarmax Operations decreased to $3.6 million in the six months ended June 30, 2017 from $7.1 million in the prior year reflecting the reduction in the number of vessels time chartered-in from three to one. As of June 30, 2017, we had one remaining time chartered-in vessel which is expected to be redelivered during the third quarter of 2017. During the six months ended June 30, 2016, we recorded a $2.5 million charge to terminate one time charter-in contract.
Kamsarmax Operations depreciation increased to $9.1 million in the six months ended June 30, 2017 from $6.9 million in the prior year reflecting the increase in our weighted average vessels owned to 19 from 14.
General and administrative expense for our Kamsarmax Operations was $1.1 million and $0.7 million for the six months ended June 30, 2017 and 2016, respectively.  The increase is due to an increase in commercial management fees, reflecting the growth of our fleet.
During the six months ended June 30, 2017, we recorded a write down on assets held for sale of $17.1 million related to the sale of two Kamsarmax vessels to an unaffiliated third party.  During the six months ended June 30, 2016, the Company recorded a write down of vessels and assets held for sale of $11.6 million related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier.
Corporate
Certain of the corporate general and administrative expenses we incurred and all of our financial expenses are not attributable to any specific segment.  Accordingly, these costs are not allocated to any of our segments.  These general and administrative decreased $1.7 million from $14.3 million to $12.5 million, primarily due to a decrease in restricted stock amortization as prior year grants, with higher fair values than current grants, vested and were fully expensed.
During the six months ended June 30, 2017 and 2016, we wrote off $0.5 million and $2.5 million, respectively, of deferred financing costs accumulated on credit facilities for which the related vessels were sold or the commitments were otherwise reduced.

Results for the Three Months Ended September 30, 2017 Compared to the Three Months Ended September 30, 2016
Ultramax Operations

	Three Months Ended September 30,
	2017	2016	Change	% Change
TCE Revenue:
Vessel revenue	$23,069	$15,079	$7,990	53
Voyage expenses	16	(45)	61	136
TCE Revenue	$23,053	$15,124	$7,929	52
Operating expenses:
Vessel operating costs	12,773	11,652	1,121	39
Charterhire expense	29	(15)	44	293
Vessel depreciation	7,518	6,160	1,358	22
General and administrative expense	837	906	(69)	(8)
Total operating expenses	$21,157	$18,703	$2,454	13
Operating loss	$1,895	$(3,579)	$5,474	153

Vessel revenue for our Ultramax Operations increased to $23.0 million in the three months ended September 30, 2017 from $15.1 million in the three months ended September 30, 2016 due to significant increases in both rates and revenue days.  The latter of which is associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) was $23.1 million for the three months ended September 30, 2017 and was associated with a day-weighted average of 28 vessels owned, compared to $15.1 million for the prior year, which was associated with a day-weighted average of 24 vessels owned. TCE revenue per day was $8,949 and $7,083 for the three months ended September 30, 2017 and 2016, respectively. TCE rates increased dramatically compared to the all-time lows experienced in the first quarter of 2016.  The increase in rates is attributable to increased worldwide demand across all bulk sectors, regions and commodities, as well as a diminishing supply side as fewer vessels are now on order. Overall TCE revenue increased significantly versus the prior year period due to the increase in rates combined with the increase in revenue days associated with the growth of our fleet.
	Three Months Ended September 30,
Ultramax Operations	2017	2016	Change	% Change
TCE Revenue	$23,053	$15,123	$7,930	52
TCE Revenue / Day	$8,949	$7,083	$1,866	26
Revenue Days	2,576	2,135	441	21

Our Ultramax Operations vessel operating costs were $12.8 million, including approximately $0.1 million of other non-operating expenses and related to 28 vessels owned, on average during the period.  Vessel operating costs for the prior year quarter were $11.7 million and related to 24 vessels owned, on average during the period. Daily operating costs excluding other non-operating expenses for the three months ended September 30, 2017 were $4,927.

Charterhire expense for our Ultramax Operations was less than $0.1 million for the three months ended September 30, 2017. The time chartered-in vessel existing at the start of the third quarter of 2017 was redelivered in August 2017.  A vessel that we agreed to time charter-in during the second quarter of 2017 was delivered to us in September 2017.
Ultramax Operations depreciation increased to $7.5 million in the three months ended September 30, 2017 from $6.2 million in the prior year reflecting the increase in our weighted average vessels owned to 28 from 22.
General and administrative expense for our Ultramax Operations was $0.8 million for the three months ended September 30, 2017 and $0.9 million for the three months ended September 30, 2016.  The decrease is due to an increase in commercial management fees, reflecting the growth of our fleet.
Kamsarmax Operations
	Three Months Ended September 30,
TCE Revenue:	2017	2016	Change	% Change
Vessel revenue	$15,539	$8,859	$6,680	75
Voyage expenses	37	(99)	136	137
TCE Revenue	$15,502	$8,958	$6,544	73
Operating expenses:
Vessel operating costs	8,223	7,021	1,202	17
Charterhire expense	769	2,626	(1,857)	(71)
Vessel depreciation	4,553	3,806	747	20
General and administrative expense	514	536	(22)	(4)
Total operating expenses	$14,059	$13,989	$70	1
Operating loss	$1,443	$(5,031	$6,474	129

Vessel revenue for our Kamsarmax Operations increased to $15.5 million in the three months ended September 30, 2017 from $8.9 million in the three months ended September 30, 2016 due to significant increases in both rates and revenue days.
TCE revenue (see Non-GAAP Financial Measures) was $15.5 million for the three months ended September 30, 2017 and was associated with a day-weighted average of 18 vessels owned and one vessel time chartered-in, compared to $9.0 million for the prior year, which was associated with a day-weighted average of 14 vessels owned and two vessels time chartered-in. TCE revenue per day was $9,211 and $6,349 for the three months ended September 30, 2017 and 2016, respectively.  TCE rates increased significantly compared to the all-time lows experienced in the first quarter of 2016.  The increase in rates is attributable to increased worldwide demand across all bulk sectors, regions and commodities, as well as a diminishing supply side as fewer vessels are now on order. Overall TCE revenue increased significantly versus the prior year period due to the increase in rates combined with the increase in revenue days associated with the growth of our fleet.
	Three Months Ended September 30,
Kamsarmax Operations	2017	2016	Change	% Change
TCE Revenue	$15,502	$8,958	$6,544	73
TCE Revenue / Day	$9,211	$6,349	$2,862	45
Revenue Days	1,683	1,411	272	19

Kamsarmax Operations vessel operating costs were $8.2 million, including approximately $0.1 million of takeover costs associated with new deliveries and a credit of $0.2 million of other non-operating expenses and related to 19 vessels owned, on average during the period.  Vessel operating costs for the prior year were $7.0 million and related to 16 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for the three months ended September 30, 2017 were $4,989.
Charterhire expense for our Kamsarmax Operations decreased to $0.8 million in the three months ended September 30, 2017 from $2.6 million in the prior year reflecting the reduction in the number of vessels time chartered-in from two to zero on a day weighted average. During the three months ended September 30, 2016, we recorded a $2.5 million charge to terminate one time charter-in contract. The time chartered-in vessel existing at the start of the third quarter of 2017 was redelivered in August 2017.  An additional time charter-in at $10,125 per day commenced at the end of September 2017.
Kamsarmax Operations depreciation increased to $4.6 million in the three months ended September 30, 2017 from $3.8 million in the prior year reflecting the increase in our weighted average vessels owned to 19 from 14.
General and administrative expense for our Kamsarmax Operations was $0.5 million for both the three months ended September 30, 2017 and 2016.  The expense consists primarily of commercial management fees.
Corporate
Certain of the corporate general and administrative expenses we incurred and all of our financial expenses are not attributable to any specific segment.  Accordingly, these costs are not allocated to any of our segments.  These general and administrative decreased $1.4 million from $7.3 million to $5.9 million, primarily due to a decrease in restricted stock amortization as prior year grants, with higher fair values than current grants, vested and were fully expensed.
Results for the Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016
Ultramax Operations
	Nine Months Ended September 30,
TCE Revenue:	2017	2016	Change	% Change
Vessel revenue	$64,113	$30,698	$33,416	109
Voyage expenses	82	41	41	100
TCE Revenue	$64,032	$30,657	$33,375	109
Operating expenses:
Vessel operating costs	37,363	29,719	7,644	26
Charterhire expense	39	5,033	(4,994)	(99)
Charterhire termination	—	7,500	(7,500)	(100)
Vessel depreciation	21,978	15,275	6,703	44
General and administrative expense	2,502	1,929	573	30
Loss / write down on assets held for sale	—	(130)	130	(100)
Total operating expenses	$61,882	$59,326	$2,556	4
Operating loss	$2,150	$(28,669)	$30,819	107

Vessel revenue for our Ultramax Operations increased to $64.1 million in the nine months ended September 30, 2017 from $30.7 million in the nine months ended September 30, 2016 due to significant increases in both rates and revenue days.  The latter of which is associated with the growth of our fleet.
TCE revenue (see Non-GAAP Financial Measures) was $64.0 million for the nine months ended September 30, 2017 and was associated with a day-weighted average of 28 vessels owned, compared to $30.7 million for the prior year, which was associated with a day-weighted average of 21 vessels owned and one vessels time chartered-in. TCE revenue per day was $8,519 and $5,439 for the nine months ended September 30, 2017 and 2016, respectively. TCE rates increased dramatically compared to the all-time lows experienced in the first quarter of 2016.  The increase in rates is attributable to increased worldwide demand across all bulk sectors, regions and commodities, as well as a diminishing supply side as fewer vessels are now on order. Overall TCE revenue increased significantly versus the prior year period due to the increase in rates combined with the increase in revenue days associated with the growth of our fleet.
	Nine Months Ended September 30,
Ultramax Operations	2017	2016	Change	% Change
TCE Revenue	$64,032	$30,657	$33,375	109
TCE Revenue / Day	$8,519	$5,439	$3,080	57
Revenue Days	7,516	5,637	1,879	33

Our Ultramax Operations vessel operating costs were $37.4 million, including approximately $0.2 million of takeover costs associated with new deliveries and $0.4 million of other non-operating expenses and related to 28 vessels owned, on average during the period.  Vessel operating costs for the prior year were $29.7 million and related to 21 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for the nine months ended September 30, 2017 were $4,875.
Charterhire expense for our Ultramax Operations decreased to less than $0.1 million in the nine months ended September 30, 2017 from $5.0 million in the prior year reflecting the elimination of vessels time chartered-in. During the nine months ended September 30, 2016, we recorded a $7.5 million charge to terminate three time charter-in contracts.
Ultramax Operations depreciation increased to $22.0 million in the nine months ended September 30, 2017 from $15.3 million in the prior year reflecting the increase in our weighted average vessels owned to 28 from 21.
General and administrative expense for our Ultramax Operations was $2.5 million for the nine months ended September 30, 2017 and $1.9 million for the nine months ended September 30, 2016.  The increase is due to an increase in commercial management fees, reflecting the growth of our fleet.
During the nine months ended September 30, 2016, we recorded a reversal of loss/write off of vessels and assets held for sale related to Ultramax vessels held for sale at December 31, 2015, including accrual adjustments and other cost true ups.

Kamsarmax Operations

	Nine Months Ended September 30,
TCE Revenue:	2017	2016	Change	% Change
Vessel revenue	$46,964	$20,858	$26,106	125
Voyage expenses	250	(117)	367	314
TCE Revenue	$46,714	$20,975	$25,739	123
Operating expenses:
Vessel operating costs	26,617	20,076	6,541	33
Charterhire expense	4,406	9,754	(5,348)	(55)
Charterhire termination	—	2,500	(2,500)	(100)
Vessel depreciation	13,692	10,703	2,990	28
General and administrative expense	1,592	1,268	324	26
Loss / write down on assets held for sale	17,131	11,557	5,574	48
Total operating expenses	$63,438	$55,857	$7,581	14
Operating loss	$(16,724)	$(34,882	$18,158	52

Vessel revenue for our Kamsarmax Operations increased to $47.0 million in the nine months ended September 30, 2017 from $20.9 million in the nine months ended September 30, 2016 due to significant increases in both rates and revenue days.
TCE revenue (see Non-GAAP Financial Measures) was $46.7 million for the nine months ended September 30, 2017 and was associated with a day-weighted average of 19 vessels owned and one vessel time chartered-in, compared to $21.0 million for the prior year, which was associated with a day-weighted average of 14 vessels owned and two vessels time chartered-in. TCE revenue per day was $9,218 and $5,024 for the nine months ended September 30, 2017 and 2016, respectively.  TCE rates increased significantly compared to the all-time lows experienced in the first quarter of 2016.  The increase in rates is attributable to increased worldwide demand across all bulk sectors, regions and commodities, as well as a diminishing supply side as fewer vessels are now on order. Overall TCE revenue increased significantly versus the prior year period due to the increase in rates combined with the increase in revenue days associated with the growth of our fleet.
	Nine Months Ended September 30,
Kamsarmax Operations	2017	2016	Change	% Change
TCE Revenue	$46,714	$20,975	$25,739	123
TCE Revenue / Day	$9,218	$5,024	$4,194	83
Revenue Days	5,068	4,175	893	21

Kamsarmax Operations vessel operating costs were $26.6 million, including approximately $1.1 million of takeover costs associated with new deliveries and $0.7 million of other non-operating expenses and related to 19 vessels owned, on average during the period.  Vessel operating costs for the prior year were $20.1 million and related to 14 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for the nine months ended September 30, 2017 were $5,057.

Charterhire expense for our Kamsarmax Operations decreased to $4.4 million in the nine months ended September 30, 2017 from $9.8 million in the prior year reflecting the reduction in the number of vessels time chartered-in from two to one. During the nine months ended September 30, 2016, we recorded a $2.5 million charge to terminate one time charter-in contract. The time chartered-in vessel existing at the start of the third quarter of 2017 was redelivered in August 2017.  An additional time charter-in at $10,125 per day commenced at the end of September 2017.
Kamsarmax Operations depreciation increased to $13.7 million in the nine months ended September 30, 2017 from $10.7 million in the prior year reflecting the increase in our weighted average vessels owned to 19 from 14.
General and administrative expense for our Kamsarmax Operations was $1.6 million and $1.3 million for the nine months ended September 30, 2017 and 2016, respectively.  The increase is due to an increase in commercial management fees, reflecting the growth of our fleet.
During the first quarter of 2017, we recorded a write down on assets held for sale of $17.1 million related to the sale of two Kamsarmax vessels to an unaffiliated third party.  During the first quarter of 2016, the Company recorded a write down of vessels and assets held for sale of $11.6 million related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier.
Corporate
Certain of the corporate general and administrative expenses we incurred and all of our financial expenses are not attributable to any specific segment.  Accordingly, these costs are not allocated to any of our segments.  These general and administrative decreased $3.1 million from $21.6 million to $18.4 million, primarily due to a decrease in restricted stock amortization as prior year grants, with higher fair values than current grants, vested and were fully expensed.
During the first nine months of 2017 and 2016, we wrote off $0.5 million and $2.5 million, respectively, of deferred financing costs accumulated on credit facilities for which the related vessels were sold or the commitments were otherwise reduced.